SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Rule 13-d-102)

Finjan Holdings, Inc.
(f/k/a Converted Organics Inc.)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31788H105
(CUSIP Number of Class of Securities)

June 3, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)

☒ RULE 13d-1(c)

☐ RULE 13d-1(d)

CUSIP NO. 31788H105	13G	Page 2 of 8

1) Name of Reporting Person

Star Bird Holdings Limited

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b)☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: Guernsey

NUMBER OF SHARES	5) Sole Voting Power: - 0 -

BENEFICIALLY OWNED
BY EACH REPORTING	6) Shared Voting Power
17,543,187 Shares
PERSON WITH
7) Sole Dispositive Power: - 0 -

8) Shared Dispositive Power
17,543,187 Shares

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
17,543,187 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
6.54%

12) Type of Reporting Person (See Instructions) FI

CUSIP NO. 31788H105	13G	Page 3 of 8

1) Name of Reporting Person

BWCI Pension Trustees Limited

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b)☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: Guernsey

NUMBER OF SHARES	5) Sole Voting Power: - 0 -

BENEFICIALLY OWNED
BY EACH REPORTING	6) Shared Voting Power
17,543,187 Shares
PERSON WITH
7) Sole Dispositive Power: - 0 -

8) Shared Dispositive Power
17,543,187 Shares

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
17,543,187 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
6.54%

12) Type of Reporting Person (See Instructions) FI

CUSIP NO. 31788H105	13G	Page 4 of 8

1) Name of Reporting Person

BWCI Trust Company Limited

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b)☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: Guernsey

NUMBER OF SHARES	5) Sole Voting Power: - 0 -

BENEFICIALLY OWNED
BY EACH REPORTING	6) Shared Voting Power
17,543,187 Shares
PERSON WITH
7) Sole Dispositive Power: - 0 -

8) Shared Dispositive Power
17,543,187 Shares

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
17,543,187 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
6.54%

12) Type of Reporting Person (See Instructions) FI

This 13G is being filed by Star Bird Holdings Limited (“STAR”), BWCI Pension Trustees Limited (“PTL”) and BWCI Trust Company Limited (“CTL” and, together with STAR and PTL, the “Reporting Persons”) relating to the Common Stock of Finjan Holdings, Inc. (f/k/a Converted Organics Inc.), a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Shares” are to such Common Stock of the Issuer.

ITEM 1(a). Name of Issuer:

Finjan Holdings, Inc.

(f/k/a Converted Organics Inc.)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

261 Madison Avenue, New York, New York 10016

ITEM 2(a). Names of Persons Filing:

(i)	Star Bird Holdings Limited with respect to Shares of the Issuer owned by it

(ii)	BWCI Pension Trustees Limited with respect to Shares of the Issuer owned by Star Bird Holdings Limited

(iii)	BWCI Trust Company Limited with respect to Shares of the Issuer owned by Star Bird Holdings Limited

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

(i)	PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY, Channel Islands, United Kingdom

(ii)	PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY, Channel Islands, United Kingdom

(iii)	PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY, Channel Islands, United Kingdom

ITEM 2(c). Citizenship:

(i)	STAR is a Guernsey entity.

(ii)	PTL is a Guernsey entity.

(iii)	CTL is a Guernsey entity.

ITEM 2(d). Title of Class of Securities:

Common Stock

ITEM 2(e). CUSIP Number: 31788H105

ITEM 3.     If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐ Broker or dealer registered under Section 15 of the Act.

☐ Bank as defined in Section 3(a)(6) of the Act.

☐ Insurance company as defined in Section 3(a)(19) of the Act.

☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐ A non-U.S. institution that is the functional equivalent of any of the institutions listed in Rule 13d-1(b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution; or

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.     Ownership:

(a) Amount beneficially owned by all reporting persons: 17,543,187 Shares

(b) Percent of class: 6.54% of Common Stock.

(c) Number of shares as to which the reporting persons have:

(i)   sole power to vote or to direct the vote: - 0 -
(ii)  shared power to vote or to direct the vote: 17,543,187 Shares
(iii) sole power to dispose or to direct the disposition: - 0 -
(iv)  shared power to dispose or to direct the disposition: 17,543,187 Shares

PTL and CTL, as the corporate directors of STAR, manage various investments of STAR, including STAR’s investments in the Issuer. Each of PTL and CTL has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that STAR may be deemed to beneficially own as of the date hereof. As a result, the Reporting Persons may be deemed to constitute a "group" within the meaning of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, with respect to STAR’s investment in the Issuer. PTL and CTL own directly no Shares. Each of PTL and CTL disclaim beneficial ownership of any securities owned by STAR.

ITEM 5. Ownership of five percent or less of a class.

Not applicable.

ITEM 6. Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8. Identification and classification of members of the group.

See Item 2 (a) - (c).

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated: June 14, 2013

Star Bird Holdings Limited
By:	BWCI Pension Trustees Limited,
its Corporate Director

	By:	/s/ Gordon P. McKee
Name: Gordon P. McKee
Title: Authorized Signatory

By:	BWCI Trust Company Limited,
its Corporate Director

	By:	/s/ Steven Jones
Name: Steven Jones
Title: Authorized Signatory

BWCI Pension Trustees Limited

By:	/s/ Gordon P. McKee
Name: Gordon P. McKee
Title: Authorized Signatory

BWCI Trust Company Limited

By:	/s/ Steven Jones
Name: Steven Jones
Title: Authorized Signatory